FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For period ending 03 May 2018

GlaxoSmithKline plc
(Name of registrant)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or
will file annual reports under cover Form 20-F or Form 40-F

Form 20-F x     Form 40-F

--

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes      No x

 GlaxoSmithKline plc

Result of Annual General Meeting

GlaxoSmithKline plc ('GSK') announces that at its Annual General Meeting ('AGM') today, all resolutions were passed by shareholders. The full text of each resolution is contained in the 2018 Notice of AGM which is available on the GSK website at www.gsk.com.

GSK AGM Poll Results

The following table shows the total number of votes cast for each resolution:

Resolution		Total votes for*	%	Total votes against	%	Total votes cast	Votes withheld**
1	Receive and adopt the 2017 Annual Report	3,774,060,035	96.85	122,642,168	3.15	3,896,702,203	9,102,585
2	Approve the Annual report on remuneration	2,851,170,418	90.41	302,423,307	9.59	3,153,593,725	752,204,847
3	Election of Dr Hal Barron	3,881,663,314	99.53	18,181,557	0.47	3,899,844,871	5,937,889
4	Election of Dr Laurie Glimcher	3,886,364,801	99.64	13,925,416	0.36	3,900,290,217	5,484,445
5	Re-election of Philip Hampton	3,880,514,761	99.49	19,714,243	0.51	3,900,229,004	5,551,448
6	Re-election of Emma Walmsley	3,885,288,493	99.61	15,236,656	0.39	3,900,525,149	5,261,280
7	Re-election of Vindi Banga	3,874,981,084	99.37	24,610,295	0.63	3,899,591,379	6,184,729
8	Re-election of Dr Vivienne Cox	3,784,417,872	97.05	114,935,231	2.95	3,899,353,103	6,421,540
9	Re-election of Simon Dingemans	3,826,327,989	98.12	73,437,843	1.88	3,899,765,832	6,009,962
10	Re-election of Lynn Elsenhans	3,877,253,828	99.41	23,041,318	0.59	3,900,295,146	5,478,806
11	Re-election of Dr Jesse Goodman	3,886,003,347	99.63	14,266,676	0.37	3,900,270,023	5,506,284
12	Re-election of Judy Lewent	3,794,070,532	97.29	105,710,801	2.71	3,899,781,333	5,994,672
13	Re-election of Urs Rohner	3,871,948,993	99.29	27,625,403	0.71	3,899,574,396	6,201,911
14	Appointment of Deloitte LLP as the auditors	3,892,781,525	99.79	8,074,204	0.21	3,900,855,729	4,930,709
15	Remuneration of auditors	3,889,076,112	99.71	11,291,626	0.29	3,900,367,738	5,413,277
16	Authority for the company to make donations to political organisations and incur political expenditure	3,814,639,515	97.86	83,559,851	2.14	3,898,199,366	7,600,333
17	Authority to allot shares	3,749,621,504	96.23	147,032,649	3.77	3,896,654,153	9,128,625
18	Disapplication of pre-emption rights - general power***	3,792,164,960	97.38	101,981,885	2.62	3,894,146,845	11,614,736
19	Disapplication of pre-emption rights - in connection with an acquisition or specified capital investment***	3,675,122,062	94.36	219,534,966	5.64	3,894,657,028	11,110,220
20	Authority for the company to purchase its own shares***	3,834,088,739	98.40	62,147,383	1.60	3,896,236,122	9,555,694
21	Exemption from statement of senior statutory auditor's name	3,864,323,350	99.16	32,625,496	0.84	3,896,948,846	8,825,695
22	Authority for reduced notice of a general meeting other than an AGM***	3,641,775,376	93.45	255,347,155	6.55	3,897,122,531	8,662,254
23	Approve the adoption of new Articles of Association***	3,883,973,088	99.79	8,108,271	0.21	3,892,081,359	11,790,307

Notes:

*	Includes discretionary votes.
**	A vote withheld is not a vote in law and is not counted in the calculation of the proportion of votes "For" or "Against" a resolution.
***	Indicates Special Resolutions requiring a 75% majority.

The above poll results will shortly be available on the company's website at www.gsk.com.

In accordance with Listing Rule 9.6.2, a copy of the resolutions, other than those concerning ordinary business, will be submitted to the UK Listing Authority and will in due course be available for inspection at www.morningstar.co.uk/uk/NSM

Professor Sir Roy Anderson did not stand for re-election as a Director and retired from the Board with effect from the conclusion of the AGM.

In accordance with section 430(2B) of the Companies Act 2006, GSK confirms that Professor Sir Roy Anderson will receive payment of fees for service whilst a Director but no other remuneration payment or payment for loss of office will be made in connection with his departure.

The following table provides further relevant information:

	GSK's Eighteen AGM (2018)	GSK's Seventeenth AGM (2017)
Issued share capital (excluding Treasury Shares)	4,959,302,644	4,917,502,476
Total votes cast and votes withheld lodged as a % of GSK's issued share capital (excluding Treasury Shares)	78.76%	74.43%
Total shareholder population	112,326	116,502
Total number of proxies lodged	6,931	7,336
% of shareholders who lodged proxies	6.17%	6.30%
Number of shareholders, corporate representatives and proxies who attended the AGM	415	435

V A Whyte
Company Secretary
3 May 2018

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GlaxoSmithKline plc
(Registrant)

Date: May 03,2018

By: VICTORIA WHYTE

Victoria Whyte
Authorised Signatory for and on
behalf of GlaxoSmithKline plc